Filed by Interwoven, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 0-28041

The following is a message sent on August 6, 2003 to Interwoven, Inc.’s customers from Martin Brauns, Chairman of the Board and Chief Executive Officer of Interwoven. This message was sent via eletronic mail.

Dear Interwoven Customer,

I am very excited to inform you that today we issued a press release announcing that Interwoven has entered into a definitive agreement to merge with iManage, (NASDAQ: IMAN) a leading provider of enterprise collaboration and document management solutions.

Fulfilling our vision includes evaluating opportunities to expand and deepen our product offering and continue to deliver solutions that enable you to manage your complete content life cycle. Interwoven and iManage have chosen to merge because we believe that combined we provide the industry’s first “next-generation” Enterprise Content Management (ECM) platform and we have the opportunity to truly revolutionize ECM.

Based in Foster City, CA, iManage is an established leader in enterprise collaboration and document management software with over 1300 customers. iManage’s flagship products provide solutions for complex group business processes – including cross and inter-enterprise collaboration, account management, deal and contract management, project delivery and enterprise compliance. The result is increased productivity, lower total cost of ownership, and higher quality results that are reflected in the top and bottom lines – all delivered in an enterprise-class system.

iManage customers such as AOL Time Warner, HP, Motorola, Mercedes Benz, Jones Day, Department of Justice, and US Army, selected the iManage because its delivers customer value in five key ways:

•	Most unified / integrated document management and collaboration system: The tight integration ensures that users get the maximum value from the solution to improve project planning, decision-making, and content development.

•	Fastest time to business impact: iManage WorkSite can be implemented in weeks – far faster than competing systems – which means time to business impact is minimized.

•	Integration with leading productivity tools: iManage WorkSite is integrated with the tools users use most – Microsoft Office, Outlook and Notes e-mail enhancing user adoption and satisfaction.

•	Process automation and compliance: iManage WorkSite provides both ad hoc routing and full business process automation so key organizational processes can be automated. iManage further provides critical retention, archival, reporting and records management capabilities for e-mail, collaborative messaging and discussions, helping organizations meet key compliance requirements such as the Sarbanes-Oxley Act.

•	Enterprise class architecture and security: iManage is built to be federated across the organization and is fully J2EE and .Net compliant, enabling the system to scale to tens of thousands of users. Additionally, a robust security model ensures cross-enterprise collaboration is done with complete confidence.

The iManage WorkSite suite will become Interwoven’s collaboration, document management, and e-mail management product lines. The iManage solution is immediately available from Interwoven.

Learn More About iManage’s Collaboration and Document Management Solutions

For more information about iManage and how its products fits with the Interwoven 6 platform participate in a Webcast on Wednesday, August 13 at 6:00am, 10:00am, or 5pm (PST) where you will be provided a solution overview. Register by visiting http://www.interwoven.com/events/online/imanage.html.

In addition, we have provided a FAQ that will address many of the commonly asked questions.

Best Regards,

Martin Brauns

Chairman and CEO

Interwoven, Inc.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This e-mail contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statement and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of execution of integration plans and product development are forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Interwoven/iManage merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that development of certain products and services may not proceed as planned; that Interwoven and iManage are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; lack of market acceptance of the iManage or Interwoven platform and suite of products, failure of the market for content management software to develop and grow as quickly as expected; and the introduction of new products or services by competitors that could delay or reduce sales; other risks that are described from time to time in Interwoven’s Securities and Exchange Commission reports (including but not limited to Interwoven’s annual report on Form 10-K for the year ended December 31, 2002 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Interwoven’s results could differ materially from its expectations in these statements. Interwoven assumes no obligation and does not intend to update these forward-looking or other statements in this e-mail.

These filings are available on a Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Interwoven intends to file with the SEC a registration statement that will include a joint proxy statement/prospectus of Interwoven and iManage, and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Interwoven and iManage. Investors and security holders of Interwoven and iManage are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Interwoven, iManage and the transaction. The registration statement, joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Interwoven or iManage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Interwoven by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the documents filed with the SEC by iManage by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

Interwoven and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Interwoven and iManage in favor of the transaction. A list of the names of Interwoven’s executive officers and directors, and a description of their respective interests in Interwoven, are set forth in the proxy statement for Interwoven’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003. Investors and security holders may obtain additional information regarding the interests of Interwoven’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

iManage and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of iManage and Interwoven in favor of the transaction. A list of the names of iManage’s executive officers and directors, and a description of their respective interests in iManage, are set forth in the proxy statement for iManage’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2003. Investors and security holders may obtain additional information regarding the interests of iManage’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.